WORK Medical Technology Group LTD

December 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary

Re:	WORK Medical Technology Group LTD
Withdrawal of Acceleration Request - Registration Statement on Form F-1
File No. 333-284006

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 23, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, December 27, 2024, at 5:30 p.m., Eastern Time, or as soon thereafter as possible, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

WORK Medical Technology Group LTD

By:	/s/ Shuang Wu
	Name:	Shuang Wu
	Title:	Chief Executive Director